UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Dollar Tree, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

256746108

(CUSIP Number)

Paul C. Hilal

Mantle Ridge LP

712 Fifth Avenue, Suite 17F

New York, NY 10019

646-762-8540

With a copy to:

Richard M. Brand

Braden McCurrach

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

212-504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 256746108	Page 2

1	NAME OF REPORTING PERSON Mantle Ridge LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 12,729,873
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 12,729,873

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,729,873
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%*
14	TYPE OF REPORTING PERSON PN

*

All percentage calculations set forth herein are based upon the aggregate of 224,956,059 shares of Common Stock outstanding as of November 19, 2021, as reported in Dollar Tree’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 23, 2021.

CUSIP No. 256746108	Page 3

1	NAME OF REPORTING PERSON MR Cobalt Advisor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 12,729,873
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 12,729,873

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,729,873
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%*
14	TYPE OF REPORTING PERSON IA

*

All percentage calculations set forth herein are based upon the aggregate of 224,956,059 shares of Common Stock outstanding as of November 19, 2021, as reported in Dollar Tree’s Form 10-Q filed with the SEC on November 23, 2021.

CUSIP No. 256746108	Page 4

1	NAME OF REPORTING PERSON Paul C. Hilal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER 12,729,873
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER 12,729,873

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,729,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%*
14	TYPE OF REPORTING PERSON IN

*

All percentage calculations set forth herein are based upon the aggregate of 224,956,059 shares of Common Stock outstanding as of November 19, 2021, as reported in Dollar Tree’s Form 10-Q filed with the SEC (the “SEC”) on November 23, 2021.

CUSIP No. 256746108	Page 5

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons with the SEC on November 12, 2021 (as amended and supplemented by that certain Amendment No. 1 filed by the Reporting Persons with the SEC on December 10, 2021, the “Initial 13D”), relating to their beneficial ownership in Dollar Tree, Inc. (the “Issuer”). Except to the extent set forth in this Amendment, all information disclosed in the Initial 13D remains unchanged. Capitalized terms not defined in this Amendment shall have the respective meanings ascribed to them in the Initial 13D.

The information set forth in response to each separate item below shall be deemed to be a response to all Items where such information is relevant. The Initial 13D is hereby amended as follows:

ITEM 1.	SECURITY AND ISSUER

Item 1 is hereby amended and supplemented by the addition of the following:

On January 18, 2022, the Mantle Ridge Funds that are party to the Physically Settled Forward Agreements exercised all such Physically Settled Forward Agreements. Following such exercise, the 11,365,431 shares of Common Stock formerly underlying such agreements are held for the accounts of the Mantle Ridge Funds, for a total of 11,365,531 shares of Common Stock held for the accounts of the Mantle Ridge Funds.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented by the addition of the following:

The Mantle Ridge Funds that are party to the Physically Settled Forward Agreements funded the January 18, 2022 exercise of such Physically Settled Forward Agreements referred to in Item 1 from their capital. Mr. Hilal funded the December 27, 2021 purchase of 100 shares of Common Stock referred to in Item 5(c) from his own personal funds.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and supplemented by the addition of the following:

Information about the January 18, 2022 exercise of Physically Settled Forward Agreements set forth in Item 1 is incorporated by reference herein.

(c) and (d) On December 27, 2021, Mr. Hilal purchased 100 shares of Common Stock for his own account at a purchase price of $137.61 per share. Mr. Hilal is the only person who has the right to receive dividends on, or the proceeds from the sale of, those shares.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by the addition of the following:

Information about the January 18, 2022 exercise of Physically Settled Forward Agreements set forth in Item 1 is incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.1*	Joint Filing Agreement among Mantle Ridge LP, MR Cobalt Advisor LLC and Paul C. Hilal.

Exhibit 99.2*	Trading Data.

Exhibit 99.3*	Form of Cash or Physically Settled Forward Purchase Contract.

Exhibit 99.4*	Form of Option into Cash Settled Forward Contract.

Exhibit 99.5*	Form of Option into Cash and Physically Settled Forward Contract.

Exhibit 99.6*	Form of First Amended and Restated Exempted Limited Partnership Agreement.

Exhibit 99.7*	Form of Side Letter.

Exhibit 99.8**	Participant Information.
* Previously filed. ** As amended.

CUSIP No. 256746108	Page 6

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 18, 2022

MR COBALT ADVISOR LLC

By:	Mantle Ridge LP, its sole member
By:	Mantle Ridge GP LLC, its general partner
By:	PCH MR Advisor Holdings LLC, its managing member

By:	/s/ Paul C. Hilal
Paul C. Hilal
Sole Member

MANTLE RIDGE LP

By:	Mantle Ridge GP LLC, its general partner
By:	PCH MR Advisor Holdings LLC, its managing member

By:	/s/ Paul C. Hilal
Paul C. Hilal
Sole Member

/s/ Paul C. Hilal
Paul C. Hilal

INDEX TO EXHIBITS

Exhibit	Description

Exhibit 99.1*	Joint Filing Agreement among Mantle Ridge LP, MR Cobalt Advisor LLC and Paul C. Hilal.

Exhibit 99.2*	Trading Data.

Exhibit 99.3*	Form of Cash or Physically Settled Forward Purchase Contract.

Exhibit 99.4*	Form of Option into Cash Settled Forward Contract.

Exhibit 99.5*	Form of Option into Cash and Physically Settled Forward Contract.

Exhibit 99.6*	Form of First Amended and Restated Exempted Limited Partnership Agreement.

Exhibit 99.7*	Form of Side Letter.

Exhibit 99.8**	Participant Information.

*	Previously filed.
**	As amended.